SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                               Assure Energy, Inc.
--------------------------------------------------------------------------------
                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                       Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                                TABLE OF CONTENTS

      1. Press Release dated April 21, 2005 respecting Sale of Non-Core Property for CDN$5,500,000; Production Updates; and Value Maximization Process.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  April 22, 2005                         ASSURE ENERGY, INC.


                                               By: /s/ Harvey Lalach
                                                   -------------------
                                                   Name: Harvey Lalach
                                                   Title:   President

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

                       Press Release dated April 21, 2005
       Announcing Sale of Non-Core Property for CDN$5,500,000; Production
                     Update; and Value Maximization Process

April 21, 2005

Assure Energy, Inc. Announces Sale of non-Core Property, Production Updates and Value Maximization Process

CALGARY, ALBERTA - Assure Energy, Inc. (OTCBB: ASURF) (Frankfurt ASL)(WKN 357954) ("Assure" or the "Company") announces the completion of the sale of its Chestermere property for $5,500,000. Proceeds from the sale have been applied to working capital.

Assure's North East British Columbia winter drilling program has resulted in strong production gains. Current production, net of the Chestermere disposition, is approximately 1,025 boepd with an additional 3 mmcfpd to be tied in within the next two weeks. Assure anticipates tying in its second gas well (50% working interest) prior to June 30, 2005. Upon the completion of its second gas well, Assure expects to have production of approximately 1,800 boepd (approx. 70%
gas).

As part of Assure's ongoing efforts to enhance shareholder value and create liquidity, the Company has engaged Haywood Securities Inc. as its financial advisor to assist in evaluating alternatives to maximize value for shareholders. A strategic review will commence immediately.

Assure is a junior oil and gas company with operations in British Columbia, Alberta and Saskatchewan. Assure maintains a high working interest in its properties and operates over 90% of its production.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks defined in this document and in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by, or on behalf of, the Company, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For further information, contact:
Assure Energy Inc.                     or      Haywood Securities Inc.
Harvey Lalach, President                       David McGorman, Managing Director
Phone: (403) 266-4975                          Phone: (403) 509-1935
Email: hlalach@assure-energy.com               Email: dmcgorman@haywood.com


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